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                                                      UNITED STATES                                       SEC FILE NUMBER
                                            SECURITIES AND EXCHANGE COMMISSION                                  0-7607
                                                  Washington, D.C. 20549
                                                                                                            CUSIP Number
                                                       FORM 12B-25                                              303153100
                                               NOTIFICATION OF LATE FILING

(Check One)      X Form 10-K                __ Form 20-F            __ Form 11-K              __  Form 10-Q    __ Form N-SAR

                 For Period Ended:   October 31, 1995
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________________________________

                       Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type

    Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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   If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION


Full Name of Registrant                   FAIR GROUNDS CORPORATION
                        -------------------------------------------------------------------------------------------------

Former Name if Applicable
                          -----------------------------------------------------------------------------------------------

Address of principal executive office (Street and Number)             1751 Gentilly Boulevard
                                                          ---------------------------------------------------------------

City, State and Zip Code            New Orleans, LA 70159
                          -----------------------------------------------------------------------------------------------


PART II - RULES 12B-25(B) AND (C)


         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check appropriate box)

 X       (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X       (b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-
                 SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

__       (c)     The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE


         State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period.  (Attach Extra Sheets if Needed)

         As described in previous filings, the registrant is in the process of rebuilding its facilities from a fire which destroyed substantially all of the registrant's property and records in December 1993.  The registrant's financial and accounting personnel have devoted substantial time and effort to the rebuilding process and, as a result, the management's discussion and analysis and other narrative portions of the Form 10-K for the fiscal year ended October 31,
1995 have not yet been completed.

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PART IV - OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification

                          Gordon Robertson                              (504)                                944-5515
                               (Name)                                (Area Code)                         (Telephone Number)

(2)      Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or
         Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that
         the registrant was required to file such reports been filed?  If answer is no identify report(s). X  Yes   __ No

(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
         thereof?                                                                                          X  Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

   -------------------------------------------------------------------------------------------------------------------
                                                      FAIR GROUNDS CORPORATION
   -------------------------------------------------------------------------------------------------------------------
                                       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:    January 30, 1996                                                    By  /s/ Gordon Robertson
                                                                                ------------------------------------------
                                                                                Gordon Robertson, Chief Financial Officer

Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the persons signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                                        ATTENTION

       Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                                                   GENERAL INSTRUCTION

1.       This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the
         Securities Exchange Act of 1934.

2.       One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General
         Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.       A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.       Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished.  The form shall be clearly identified as an amendment notification.

5.       Electronic Filers.  This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties.  Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section
         232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of
         Regulation S-T (Section 232.12(c) of this chapter).

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                  EXPLANATION REGARDING PART IV, QUESTION (3)


         The registrant anticipates that it will have a net loss of approximately $500,000 for the fiscal year ended October 31, 1995, compared to net income of $7.7 million for the fiscal year ended October 31, 1994. The net income for fiscal 1994 was due to a $9.3 million extraordinary gain resulting from fire insurance proceeds paid to the registrant during fiscal 1994.